September 17, 2014

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4628

Washington, D.C. 20549-4628

Attention:	Ethan Horowitz

Re:	Buckeye Partners, L.P.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 26, 2014
File No. 001-09356

Dear Mr. Horowitz:

Set forth below is the response of Buckeye Partners, L.P., a Delaware limited partnership (the “Company”), to a comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 3, 2014, with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 filed with the Commission on February 26, 2014, File No. 001-09356 (the “10-K”).

For your convenience, the Company’s response is prefaced by the exact text of the Staff’s comment in italicized text.

Form 10-K for the Fiscal Year Ended December 31, 2013

Risk Factors, page 18

“Our operations in The Bahamas and St. Lucia are currently exempt from taxation.  In addition, our operations in Puerto Rico are currently partially exempt from taxation.  If our tax status in these non-U.S. jurisdictions were to change, such that we have more tax liability than we anticipate, our cash flow could be materially adversely affected.” Page 33

1.             Your disclosure under this risk factor indicates that your cash flow could be materially adversely affected if tax concessions in The Bahamas, St. Lucia and Puerto Rico were to expire or your tax status were to change. Based on this disclosure, please tell us how you considered the guidance in SAB Topic 11:C, which requires companies that conduct business in a foreign jurisdiction that have been granted a tax holiday to disclose the aggregate dollar and per share effects of the tax holiday.

Response:

The Company respectfully advises the Staff that it has concluded that the aggregate dollar amount and per unit effects relating to the tax concessions in The Bahamas, St. Lucia and Puerto Rico were not material, and therefore no disclosure was required under SAB Topic 11:C.

The Company’s conclusion was based on the fact that the aggregate dollar amount of the income tax concessions for the year ended December 31, 2013 was estimated to be $2.2 million, which represents less than 2% of the Company’s net income attributable to the Company and less than 1% of income from continuing operations attributable to the Company.  Furthermore, the Company estimates that the tax concessions’ impact on diluted earnings per unit was less than 1.9% for the year ended December 31, 2013.  The benefit of the income tax concessions was similarly immaterial in each of the years ended December 31, 2012 and 2011.

Supplementally, the Company advises the Staff that it has also estimated the aggregate dollar amount of tax concessions including property taxes to be approximately $5.6 million for the year ended December 31, 2013 with The Bahamas accounting for $2.7 million (all of which is the result of the exemption from property taxes, as discussed below), Puerto Rico accounting for $2.3 million (approximately $1.9 million of which is from an income tax exemption), and St. Lucia accounting for $0.6 million (approximately half of which is from an income tax exemption).  The Company concludes that the aggregate dollar amount of the tax concessions including property taxes was also not material, representing less than 4% of the Company’s net income attributable to the Company and less than 2% of income from continuing operations attributable to the Company.   The Company considered all periods reported in the 10-K, and concluded that the impact from the tax concessions would not be material for any period.

In reviewing its risk factor disclosure in the 10-K, the Company has concluded that the risk factor overstates the impact of the Hawksbill Creek Agreement, in that while the agreement provides the Company exemptions from property tax and income tax, there is currently no corporate income tax imposed by the Government of The Bahamas.  The current effect of the concession is limited to an exemption from the currently applicable property tax, but the risk factor suggests that it provides an exemption from applicable income taxes.  Moreover, the Company has concluded that the stated consequences of a non-renewal of concessions or a change in tax status (i.e. “our cash flow could be materially adversely affected”) overstates the reasonably likely impact of such a change.  In response to the Staff’s comment, the Company hereby confirms that in future filings the Company will modify its risk factor on these tax concessions to more appropriately characterize the risk and will evaluate the materiality of applicable foreign tax concessions and, if material, describe their aggregate dollar and per unit effects.

Closing Comments

The Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the Form 10-K;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*              *              *              *              *

Please direct any questions or comments regarding the foregoing to me at (610) 904-4505.

Sincerely,

Buckeye Partners, L.P.

By:	/s/ Todd J. Russo
Todd J. Russo
Senior Vice President, General Counsel & Secretary

cc:	E. Ramey Layne, Vinson & Elkins L.L.P.
Benjamin R. Wills, Morgan, Lewis & Bockius LLP